Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



Ref.:
Øysten M. Ore, Investor Relations, Tel.: +47 2254 4458

Date: 21 June 2005

ORK – Trade subject to notification

On 20 June 2005, in connection with Orkla's option programme, 3,334 options were exercised in Orkla shares at a strike price of NOK 130.

A total of 1,689,509 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 430,500 synthetic options of the cash bonus programme.

Orkla currently holds 6,263,445 shares. The resolution adopted by the Annual General Meeting to amortise 4,016,071 shares is expected to be carried out in August this year. When the amortisation has been implemented, Orkla will hold a total of 2,247,374 of its own shares.

Melding til Oslo Børs



ORKLA

Postboks 423 Skøyen, N-0213 Oslo
Tel. +47 22 54 40 00
Fax: + 47 22 54 44 90
E-post: info@orkla.no
www.orkla.com

Ref.:
Nils Selte, Canica AS, Tef.: ++47 2413 3000
Rune Helland, VP Investor Relations, Tel: +47 2254 4411

Date: 23. June 2005

ORK – Trade subject to notification – Stein Erik Hagen

Company closely associated with Stein Erik Hagen, member of the Board of Directors of Orkla ASA, bought yesterday 588,950 shares in Orkla ASA at a share price of NOK 235.74 After the transaction, Stein Erik Hagen and his close associates own 24,047,121 shares in Orkla ASA.